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July 31, 2017
Renee M. Hardt
Shareholder
+1 312 609 7616
rhardt@vedderprice.com

VIA EDGAR

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”)

Registration Nos. 333-05265 and 811-07655

Dear Ms. Younis:

On behalf of the Registrant, this letter is in response to the comments you provided on July 6, 2017 during our telephone conference regarding the Registrant’s filing made on May 17, 2017 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), with respect to the Driehaus Small Cap Growth Fund (the “Fund”).

Fees and Expenses of the Fund

1.	(a) Comment: Please complete the Fee Table and Expense Example.

Response: The completed Fee Table and Expense Example have been included in the filing made pursuant to 485(a) under the 1933 Act on July 31, 2017.

(b) Comment: Please confirm that the fee and expense waiver disclosed in footnote “***” to the Fee Table will be continued for at least one year following the effective date of the registration statement.

Response: Footnote “***” has been updated to reflect a termination date of August 20, 2020.

Principal Investment Strategy

2.	(a) Comment: The Principal Investment Strategy section states that “securities of companies whose market capitalization no longer meets the definition of small capitalization after purchase may continue to be held by the Fund.” Please explain supplementally how long such securities can or will be held by the Fund.

Response: Such securities may be held by the Fund for so long as the investment continues to perform in accordance with the portfolio managers’ investment expectations.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Ms. Sumeera Younis

July 31, 2017

(b) Comment: The Principal Investment Strategy section states that the Fund may invest up to 20% in equity securities of non-U.S. companies that trade in the U.S. Please consider adding foreign investment risk disclosure if the Fund will hold securities of non-U.S. companies.

Response: While the Fund is able to hold American Depository Receipts, we do not believe that foreign investment risk is a principal risk to the Fund and accordingly have not made any change in response to this comment.

(c) Comment: If the Fund invests in companies with limited operating histories as part of its principal investment strategy, please consider adding risk disclosure regarding companies with limited operating histories.

Response: The Registrant has revised the Small-Cap Company Risk disclosure to include reference to companies with limited operating histories as follows:

The Fund invests in companies that are smaller, less established, with limited operating histories and less liquid markets for their stock, and therefore may be riskier investments.

(d) Comment: Please begin a new paragraph starting with the sentence: “The Fund expects to frequently and actively trade its portfolio securities.”

Response: The Registrant has made the requested change.

Principal Risks

3.	Comment: The Principal Risks section includes Health Care Securities Risk and Information Technology Securities Risk disclosure. If investments in health care or information technology securities are part of the Fund’s principal investment strategy, please describe such investments in the Principal Investment Strategy section.

Response: The Fund has included Health Care Securities Risk and Information Technology Securities Risk disclosures due to the recent exposure to these sectors. It is not a part of the Fund’s principal investment strategy to specifically seek to invest in these sectors and, therefore, we have not made any change in response to this comment.

Performance

4.	(a) Comment: Please describe supplementally the background of the Predecessor Partnership, including information regarding when and why the Predecessor Partnership was created.

Response: There are four limited partnerships (the “Limited Partnerships”) that will be converted into the Fund. The Limited Partnerships and their dates of commencing operations are as follows: Driehaus Institutional Small Cap, L.P. (the “Predecessor Partnership”) commenced operations in January, 1990; Driehaus Small Cap Investors, L.P. (“SC Investors”) commenced operations in August, 1999; Driehaus Institutional Small Cap Recovery Fund, L.P.

Ms. Sumeera Younis

July 31, 2017

(“Institutional Recovery”) commenced operations in January, 1997; and Driehaus Small Cap Recovery Fund, L.P. (“Recovery”) commenced operations in November, 2001. Each of the Limited Partnerships, including the Predecessor Partnership, was created to provide clients with a privately-offered pooled vehicle in which to access the Adviser’s investment strategies. None were formed for the purpose of being incubator funds.

(b) Comment: Please confirm that the Adviser for the Fund was also the adviser for the Predecessor Partnership for the entire performance period reflected.

Response: We confirm that the Adviser for the Fund was also the adviser for the Predecessor Partnership for the entire performance period reflected.

(c) Comment: Please describe supplementally whether the Adviser managed any other accounts materially equivalent to the Fund, and if such accounts were not converted into registered investment companies, please explain why.

Response: As described in item 4(a) above, the Adviser managed four limited partnerships that were materially equivalent to the Fund. Each of the four Limited Partnerships are being converted into the Fund.

(d) Comment: Please explain supplementally why the Predecessor Partnership was chosen to be converted into a registered investment company and whether any other materially equivalent accounts managed by the Adviser had lower performance as compared with the Predecessor Partnership.

Response: All four of the Limited Partnerships, including the Predecessor Partnership, are being converted into the Fund. The Predecessor Partnership track record is being included as the Fund’s historical performance as it has the longest track record of the Limited Partnerships and also is the most similar in asset size to the Fund. In addition, the Institutional Recovery and Recovery partnerships followed a different investment strategy than the Predecessor Partnership and the Fund prior to April, 2011 and, therefore, their performance would not be representative of the Fund over the full performance period. The SC Investors partnership held a very small amount of assets (less than $4.5 million) over the performance period and, therefore, is not representative of Fund performance.

(e) Comment: Please state supplementally whether the Predecessor Partnership transferred all, or only a portion, of its portfolio to the Fund.

Response: Each of the Limited Partnerships, including the Predecessor Partnership, transferred all of their portfolio holdings to the Fund.

(f) Comment: Please state supplementally whether the Adviser believes that the Predecessor Partnership could have complied with Subchapter M of the Internal Revenue Code of 1986, as amended (“Subchapter M”).

Ms. Sumeera Younis

July 31, 2017

Response: While the Limited Partnerships were not required to comply with Subchapter M, the Adviser believes that they would have each complied with the gross income and diversification tests under Subchapter M.

(g) Comment: Please represent supplementally that the Fund has the records necessary to support the calculation of the Predecessor Partnership’s performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response: The Fund has the records necessary to support the calculation of the Predecessor Partnership’s performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

(h) Comment: Please confirm supplementally that the inclusion of other materially equivalent accounts managed by the Adviser would not materially affect the performance shown or cause the performance presentation to be misleading.

Response: The Adviser is only able to include the performance of one materially equivalent Limited Partnership and has explained in the response to item 4(d) above why it chose the Predecessor Partnership.

(i) Comment: Please confirm supplementally whether the standard SEC method for calculating performance data was used to calculate the Predecessor Partnership’s performance, and if not, please disclose how performance was calculated and state that the method differs from the standardized SEC method.

Response: The standard SEC method for calculating performance data was used to calculate the Predecessor Partnership’s performance.

(j) Comment: Please remove the reference to the Predecessor Partnership in the heading of the Average Annual Total Returns table. The narrative before the table may note that the performance shown is that of the Predecessor Partnership and include the date that the Predecessor Partnership transferred its assets to the Fund.

Response: The reference has been removed.

Management of the Fund

5.	Comment: Please include the full name of the portfolio manager the first time his name is used in the first sentence following the “Portfolio Manager” heading.

Response: The Registrant has updated the disclosure as follows:

Portfolio Manager. Jeffrey James has been the portfolio manager for the Fund since its inception and is responsible for making investment decisions on behalf of the Fund.

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Ms. Sumeera Younis

July 31, 2017

If you have any questions regarding this letter, please call Renee M. Hardt at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser
cc:	Michelle Cahoon
Michael Kailus
Janet McWilliams